UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025 (Report No. 3)
Commission File Number: 001-41641

SATIXFY COMMUNICATIONS LTD.
 (Translation of registrant’s name into English)

12 Hamada Street, Rehovot 670315
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

SatixFy Communications Ltd. (hereinafter, the “Company”) hereby announces that it is scheduling a Special General Meeting of Shareholders (the “Meeting”) on May 20, 2025, at 4:00 p.m. Israel time at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, 40th floor, Tel Aviv, Israel. Copies of the Notice and Proxy Statement and of the Proxy Card for the Meeting are furnished herewith as Exhibits 99.1 and 99.2, respectively.

Only shareholders of record who hold Ordinary Shares, no par value, of the Company at the close of business on Monday, April 14, 2025 will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference in is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-279869) and Form S-8 (Registration Nos. 333-268005 and 333-275902), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Notice and Proxy Statement for Special General Meeting to be held on May 20, 2025.
99.2	Proxy Card for Special General Meeting to be held on May 20, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SatixFy Communications Ltd.

By:	/s/ Oren Harari
Oren Harari
Interim Chief Financial Officer

April 7, 2025